UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: March 28, 2019

(Date of earliest event reported)

HIGHTIMES HOLDING CORP.

(Exact name of issuer as specified in its charter)

Delaware	81-4706993
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

10990 Wilshire Blvd

Penthouse

Los Angeles, California 90024-3898

(Full mailing address of principal executive offices)

(844) 933-3287

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Class A voting Common Stock, par value $0.0001 per share

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ITEM 9.	OTHER EVENTS

Appointment of Kraig A. Fox to position of CEO and President

On March 28, 2019, at a special joint meeting of the majority stockholders and members of the board of directors (the “Board”) of Hightimes Holding Corp. (the “Company”), Kraig G. Fox was appointed to the position of Chief Executive Officer and President of the Company and elected as a member of the Board. At the same meeting, Adam E. Levin resigned from the positions of President and Chief Executive Officer and was elected to the position of Executive Chairman of the Company, a position that was newly created in conjunction with the Board’s adoption of amended and restated bylaws, which were duly adopted on the same day.

Mr. Fox has more than 20 years’ experience as an investor and operator in the media and entertainment industries. From January 2016 through March 2019, Mr. Fox was a senior managing director at Elridge Industries, a private investment firm headquartered in Greenwich, Connecticut. From June 2012 through December 2015, Mr. Fox was a senior managing director of Guggenheim Partners where he focused on Guggenheim’s overall strategy in the media and entertainment spaces, as well as the management of its media and entertainment investments. Prior to joining Guggenheim, Mr. Fox was a founder and Chief Operating Officer of Core Media (previously CKX, Inc.) where he oversaw all operations of the publicly traded company, including Core Media’s interests in the estate of Elvis Presley and the intellectual property rights of Muhammad Ali, as well as oversight of its wholly owned subsidiary, 19 Entertainment, which included shows such as American Idol (including television, recordings, live tours, artist management and sponsorships) and So You Think You Can Dance.

In conjunction with the appointment of Mr. Fox to the position of Chief Executive Officer and President, the Company entered into an employment agreement (the “Employment Agreement”) with Mr. Fox, dated as of March 15, 2019 (the “Effective Date”). Pursuant to the terms of the Employment Agreement, Mr. Fox will receive a base salary of $460,000 per year (the “Base Compensation”), payable in equal monthly installments, provided that the Base Salary shall initially be fixed at $1.00 and the remainder of the Base Salary shall accrue until such time as the Company shall have raised an additional $10,000,000 following the Effective Date. In addition to the Base Compensation, Mr. Fox shall be entitled to (i) an annual bonus of up to $250,000 depending on the Company’s achievement of certain performance goals, (ii) an option to purchase 650,000 shares of the Company’s common stock at an exercise price of $11.00 per share, which stock options shall be issued under the Company’s 2019 Equity Incentive Plan, with one-third of such options shares vesting on March 15, 2020 and the balance of such option shares in equal monthly increments over the remaining two year period, and (iii) the right to participate in other equity grants or incentive bonus plans, as may be determined by the Board. In addition, Mr. Fox received a restricted stock unit award with respect to 500,000 shares of the Company’s common stock (to be adjusted from time to time to take into account any stock dividends, forward stock splits and reverse stock splits) which shall vest over the initial three-year term of the Employment Agreement, as follows: the right to purchase 33.333% of such shares of Common Stock shall vest on March 15, 2020, 33.333% of such shares of Common Stock shall vest on March 15, 2021, and 33.334% of such shares of Common Stock shall vest on March 15, 2022. The Employment Agreement has an initial term of 36 months and will thereafter be renewable in successive two-year terms, subject to the mutual agreement of the parties.

A copy of the Employment Agreement is filed as Exhibit 6.2 to this Current Report on Form 1-U and any summary of the terms of such agreement is subject to and qualified in their entirety by the full text of such document, which is incorporated by reference herein. A copy of the press release announcing Mr. Fox’s appointment is attached as Exhibit 15.1 to this Current Report on Form 1-U.

Adoption of Amended and Restated Bylaws

As discussed above, the Board amended and restated the Company’s bylaws (the “Amended and Restated Bylaws”) so as to add in the position and duties of Executive Chairman of the Board, the position now held by our former Chief Executive Officer and President, Adam E. Levin. Under our bylaws, the Executive Chairman of the Board is responsible for presiding at all stockholders meetings, presiding at all Board meetings, and being a member of the executive committee of the Board, should the Board establish an executive committee. A copy of the Company’s Amended and Restated Bylaws is filed as Exhibit 6.2 to this Current Report on Form 1-U and any summary of its terms are subject to and qualified in their entirety by reference to the full text of such document, which is incorporated by reference herein.

Adoption of 2019 Equity Incentive Plan

On March 28, 2019, the Board amended and restated its 2017 Stock Incentive Plan, pursuant to a 2019 Equity Incentive Plan (the “2019 Equity Incentive Plan”), so as to (i) authorize the issuance of restricted stock units and (ii) increase the maximum number of shares available for issuance from 2,500,000 to 6,000,000 shares of common stock. A copy of the 2019 Equity Incentive Plan is filed as Exhibit 6.3 to this Current Report on Form 1-U and any summary of its terms are subject to and qualified in their entirety by reference to the full text of such document, which is incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hightimes Holding Corp.
a Delaware corporation

By:	/s/ Adam E. Levin
Name:	Adam E. Levin
Its:	Executive Chairman
Date:	April 3, 2019

Exhibits to Form 1-U

Index to Exhibits

Exhibit No.	Description

6.1	Employment Agreement, dated as of March 15, 2019, between Hightimes Holding Corp. and Kraig G. Fox.

6.2	Amended and Restated Bylaws.

6.3	2019 Equity Incentive Plan.

15.1	Press Release dated April 3, 2019

3